Exhibit 99.1
eLong Reports Third Quarter 2010 Unaudited Financial Results
BEIJING, China — November 11, 2010 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2010.
Highlights — Third Quarter 2010
•	Net revenues increased 42% to RMB137.8 million, compared to RMB97.2 million in the third quarter of 2009.

•	Income from operations increased 104% to RMB12.0 million, compared to RMB5.9 million in the third quarter of 2009. Operating margin was 8.7% compared to 6.1% in the third quarter of 2009.

•	Hotel room nights booked through eLong grew 60% to 1.9 million room nights compared to 1.2 million in the third quarter of 2009.

•
Domestic hotel coverage network expanded 54% to 14,300 domestic hotels as of September 30, 2010, and more than 15,000 domestic hotels as of October 31, 2010, compared to 9,300 as of September 30, 2009. In addition, eLong offers more than 130,000 international hotels through our direct connection with Expedia.

“eLong continues to be the largest online travel marketplace in China with over 15,000 domestic hotels and 130,000 international hotels available for direct booking. We are seeing over 40% of our customers choosing to book online, which is up considerably from a year ago. More and more consumers are making eLong their trusted choice for online hotel booking,” said Guangfu Cui, Chief Executive Officer of eLong.
Business Results
Revenues
Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q3 2010	Total	Q3 2009	Total	Growth
Hotel reservations	100.4	69%	68.6	66%	46%
Air ticketing	33.1	22%	25.3	25%	31%
Other	12.8	9%	9.3	9%	37%

Total revenues	146.3	100%	103.2	100%	42%

Hotel
Hotel commission revenue increased 46% for the third quarter of 2010 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 9% year-on-year, primarily due to our eCoupon program and the more rapid growth of lower average daily rate hotels. Room nights booked through eLong in the third quarter increased 60% year-on-year to 1.9 million.

Air
Air ticketing commission revenue increased 31% for the third quarter of 2010 compared to the prior year quarter, driven by a 4% increase in air segments to 629,000 and an increase in commission per segment. Commission per segment increased 26%, due to a 21% increase in average ticket price and an increase in air commission rates compared to the same quarter of the prior year.
Other
Other revenue increased 37% year-on-year for the third quarter of 2010. Other revenue is primarily derived from advertising on our websites, travel insurance and packages. Other revenue was 9% of total revenues in the third quarter of 2010 which was the same as the prior year quarter.
Profitability
Gross margin in the third quarter of 2010 was 73% compared to 70% in the prior year quarter of 2009, mainly due to the more rapid growth of our hotel business than our air business, an increased proportion of online bookings and improved air revenue per segment.
Operating expenses for the third quarter of 2010 and same period in 2009 were as follows (figures in RMB million):

		% of Net		% of Net	Y/Y
	Q3 2010	Revenues	Q3 2009	Revenues	Growth
Service development	21.2	15%	15.2	16%	39%
Sales and marketing	54.5	40%	36.1	37%	51%
General and administrative	12.7	9%	10.7	11%	19%
Amortization of intangible assets	0.3	—	0.2	—	50%

Total operating expenses	88.7	64%	62.2	64%	43%

Total operating expenses increased 43% for the third quarter of 2010 compared to the third quarter of 2009. Total operating expenses were 64% of net revenues, which was the same as the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development, as well as our supplier relations function. Service development expense increased 39% compared to the prior year quarter, mainly driven by an increase in headcount and higher employee compensation. Service development expense decreased to 15% of net revenues in the third quarter of 2010 from 16% in the same quarter of the prior year.
Sales and marketing expenses for the third quarter of 2010 increased 51% over the prior year quarter, mainly driven by increased online marketing expenses, hotel commission payments to third-party distribution partners and loyalty point promotion expenses, partially offset by reduced headcount. Sales and marketing expense increased to 40% of net revenues in the third quarter of 2010 from 37% in the same quarter of the prior year.
General and administrative expenses for the third quarter of 2010 increased 19% compared to the prior year quarter, mainly driven by higher employee compensation. General and administrative expenses decreased to 9% of net revenues in the third quarter of 2010 from 11% in the same quarter of the prior year.
Other income/(expenses) represents interest income, foreign exchange losses and other income/expense. Other expenses were RMB8.3 million in the third quarter of 2010 compared to other income of RMB2.1 million in the third quarter of 2009, driven primarily by an increase in foreign exchange losses and a decrease in interest income. Due to the appreciation of the Renminbi against the U.S. dollar, foreign exchange losses on our cash and cash equivalents and short-term investments increased to RMB9.4 million in the third quarter of 2010, from RMB0.3 million in the third quarter of 2009. Interest income in the third quarter of 2010 decreased to RMB1.7 million, compared to RMB2.4 million in the third quarter of 2009.

As of the end of the third quarter of 2010, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,016 million (US$152 million), of which 68% or US$103 million was held in US dollars.
Net income for the third quarter of 2010 was RMB1.2 million, compared to net income of RMB7.5 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the third quarter of 2010 were RMB0.04, compared to net income per ADS and diluted net income per ADS for the prior year quarter of RMB0.32 and RMB0.30, respectively.
Business Outlook
eLong currently expects net revenues for the fourth quarter of 2010 to be within the range of RMB116 million to RMB126 million, equal to an increase of 15% to 25% compared to the fourth quarter of 2009.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with airlines, hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.
You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call
eLong will host a conference call to discuss its third quarter 2010 unaudited financial results on November 12, 2010 at 8:00 am Beijing time (November 11, 2010, 7:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
A replay of the call will be available for one day between 9:30 pm ET on November 11, 2010 and 9:30 pm ET on November 12, 2010. The toll-free number for U.S. callers is +1-888-562-6490, the dial-in number for Hong Kong is +852-3018-4318, and the dial-in number for international callers is +1-203-369-4591. The pass code for the replay is 8385.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed decisions by providing convenient online and 24-hour call center hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 15,000 hotels in over 550 cities across China, eLong also offers consumers the ability to make bookings at over 130,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	68,585	85,606	100,434	15,011	184,082	255,208	38,145
Air ticketing	25,290	30,515	33,064	4,942	68,302	93,009	13,902
Other	9,319	10,311	12,760	1,907	20,209	31,986	4,780

Total revenues	103,194	126,432	146,258	21,860	272,593	380,203	56,827

Business tax and surcharges	(5,957)	(7,529)	(8,478)	(1,267)	(15,607)	(22,416)	(3,350)

Net revenues	97,237	118,903	137,780	20,593	256,986	357,787	53,477
Cost of services	(29,102)	(33,186)	(37,025)	(5,534)	(76,731)	(102,039)	(15,251)

Gross profit	68,135	85,717	100,755	15,059	180,255	255,748	38,226

Operating expenses:
Service development	(15,221)	(18,854)	(21,231)	(3,173)	(41,445)	(58,244)	(8,705)
Sales and marketing	(36,095)	(38,616)	(54,436)	(8,136)	(95,124)	(126,582)	(18,920)
General and administrative	(10,755)	(11,864)	(12,726)	(1,902)	(34,328)	(35,736)	(5,342)
Amortization of intangible assets	(157)	(237)	(322)	(48)	(471)	(744)	(111)

Total operating expenses	(62,228)	(69,571)	(88,715)	(13,259)	(171,368)	(221,306)	(33,078)

Income from operations	5,907	16,146	12,040	1,800	8,887	34,442	5,148

Other income/(expenses):
Interest income	2,421	1,248	1,720	257	11,686	4,035	603
Foreign exchange losses	(323)	(3,942)	(9,360)	(1,399)	(617)	(13,521)	(2,021)
Other	—	(163)	(633)	(95)	155	113	17

Total other income/(expenses), net	2,098	(2,857)	(8,273)	(1,237)	11,224	(9,373)	(1,401)

Income before income tax expense	8,005	13,289	3,767	563	20,111	25,069	3,747
Income tax expense	(526)	(3,934)	(2,614)	(391)	(1,173)	(8,627)	(1,289)

Net income	7,479	9,355	1,153	172	18,938	16,442	2,458

Net income per share	0.16	0.20	0.02	0.00	0.40	0.34	0.05
Diluted net income per share	0.15	0.18	0.02	0.00	0.38	0.32	0.05

Net income per ADS(2)(3)	0.32	0.40	0.04	0.00	0.80	0.68	0.10
Diluted net income per ADS(2)(3)	0.30	0.36	0.04	0.00	0.76	0.64	0.10

Shares used in computing net income per share:
Basic	47,199	47,919	49,020	49,020	47,146	48,115	48,115
Diluted	49,909	51,013	51,839	51,839	49,706	51,264	51,264

Share-based compensation charges included in:	2,747	4,549	4,467	667	7,395	13,146	1,964
Cost of services	214	336	251	38	516	891	133
Service development	909	1,601	1,609	240	1,995	4,679	699
Sales and marketing	452	976	770	115	1,452	2,571	384
General and administrative	1,172	1,636	1,837	274	3,432	5,005	748
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.6905 on September 30, 2010 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.
Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2009	Sep. 30, 2010	Sep. 30, 2010
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	639,468	687,316	102,730
Short-term investments	313,467	267,786	40,025
Restricted cash	60,000	60,600	9,058
Accounts receivable, net	45,353	74,197	11,090
Due from related parties	321	1,238	185
Prepaid expenses	7,871	12,110	1,810
Other current assets	10,961	18,518	2,768

Total current assets	1,077,441	1,121,765	167,666
Property and equipment, net	44,005	43,063	6,436
Goodwill	31,950	55,571	8,306
Intangible assets, net	750	5,484	819
Other non-current assets	29,804	29,877	4,466

Total assets	1,183,950	1,255,760	187,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	41,905	62,045	9,274
Income taxes payable	2,908	2,927	437
Due to related parties	1,099	1,600	239
Accrued expenses and other current liabilities	92,694	105,487	15,767

Total current liabilities	138,606	172,059	25,717
Other liabilities	1,844	1,157	173

Total liabilities	140,450	173,216	25,890

Shareholders’ equity
Ordinary shares	1,879	1,991	297
High-vote ordinary shares	2,363	2,363	353
Treasury stock	(103,393)	(100,827)	(15,070)
Additional paid-in capital	1,326,985	1,347,371	201,386
Accumulated deficit	(184,334)	(168,354)	(25,163)

Total shareholders’ equity	1,043,500	1,082,544	161,803

Total liabilities and shareholders’ equity	1,183,950	1,255,760	187,693

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OIBA	(822)	8,763	8,811	7,077	10,319	20,769	16,196

Hotel Reservations
Room Nights	912	980	1,183	1,241	1,206	1,549	1,898
Room Night Y/Y Growth	4%	1%	13%	18%	32%	58%	60%
Average Daily Rate Y/Y Growth	(11%)	(13%)	(11%)	(9%)	(2%)	5%	7%

Commission/Room Night Y/Y Growth	(6%)	(7%)	(7%)	(9%)	(7%)	(9%)	(9%)
Hotel Commissions Y/Y Growth	(2%)	(6%)	5%	7%	23%	44%	46%

Air Ticketing
Air Segments	506	510	604	586	653	591	629
Air Segments Y/Y Growth	18%	24%	25%	26%	29%	16%	4%
Average Ticket Value Y/Y Growth	(8%)	(3%)	13%	4%	8%	25%	21%
Commission/Segment Y/Y Growth	(8%)	(4%)	2%	14%	7%	21%	26%
Air Commissions Y/Y Growth	8%	19%	27%	44%	38%	40%	31%
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.
Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) stock-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.
Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OIBA	(822)	8,763	8,811	7,077	10,319	20,769	16,196
Stock-based compensation charges	(2,398)	(2,249)	(2,747)	(3,845)	(4,130)	(4,549)	(4,467)
Amortization of intangible assets	(157)	(157)	(157)	(182)	(185)	(237)	(322)
Other	—	—	—	(690)	253	163	633

Income/(loss) from operations	(3,377)	6,357	5,907	2,360	6,257	16,146	12,040

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets, including as part of equity-method investments; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.
Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA
(IN THOUSANDS)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	2,001	9,458	7,479	965	5,935	9,355	1,153
Interest income	(5,383)	(3,882)	(2,421)	(1,195)	(1,067)	(1,248)	(1,720)
Income tax expense	290	357	526	2,608	2,079	3,934	2,614
Depreciation	4,974	5,037	5,020	5,079	4,809	4,643	4,929
Amortization of intangible assets	157	157	157	182	185	237	322
Stock-based compensation	2,398	2,249	2,747	3,845	4,130	4,549	4,467
Foreign exchange losses/(gains)	(285)	424	323	(30)	220	3,942	9,360
Other	—	—	—	702	(1,163)	—	—

Adjusted EBITDA	4,152	13,800	13,831	12,156	15,128	25,412	21,125

Depreciation	(4,974)	(5,037)	(5,020)	(5,079)	(4,809)	(4,643)	(4,929)

OIBA	(822)	8,763	8,811	7,077	10,319	20,769	16,196

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.
Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.
Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income and Adjusted Net Income Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	2,001	9,458	7,479	965	5,935	9,355	1,153
Stock-based compensation	2,398	2,249	2,747	3,845	4,130	4,549	4,467
Amortization of intangible assets	157	157	157	182	185	237	322
Foreign currency losses/(gains)	(285)	424	323	(30)	220	3,942	9,360
Other	14	2	(1)	458	(915)	129	185

Adjusted net income	4,285	12,290	10,705	5,420	9,555	18,212	15,487

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	49,556	50,077	49,909	51,045	50,870	51,013	51,839
Additional performance units	1,117	1,086	980	612	657	551	415

Adjusted weighted average shares outstanding	50,673	51,163	50,889	51,657	51,527	51,564	52,254

Adjusted net income per share	0.08	0.24	0.21	0.10	0.19	0.35	0.30